UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2016
Commission File Number 001-34175

ECOPETROL S.A.

(Exact name of registrant as specified in its charter)

N.A.

(Translation of registrant’s name into English)

COLOMBIA

(Jurisdiction of incorporation or organization)

Carrera 7 No. 37 – 69

BOGOTA – COLOMBIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Ecopetrol S.A. hereby designates this report on Form 6-K as being incorporated by reference into its registration statement on Form F-3, as filed with the SEC on July 26, 2013 (File No. 333-190198).

Exhibits

Exhibit 5.1 - Opinion of Shearman & Sterling LLP, special New York counsel to the Company, regarding the validity of the securities.

Exhibit 5.2 - Opinion of Brigard & Urrutia Abogados S.A.S., special Colombian counsel to the Company, regarding the validity of the securities.

Exhibit 23.1 - Consent of Shearman & Sterling LLP (included in Exhibit 5.1 above).

Exhibit 23.2 - Consent of Brigard & Urrutia Abogados S.A.S. (included in Exhibit 5.2 above).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ecopetrol S.A.

By:	/s/ María Fernanda Suárez
Name:	María Fernanda Suárez
Title:	Chief Financial Officer

Date: June 15, 2016